UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               Amendment No. 2

                        JACK HENRY & ASSOCIATES, INC.
                        -----------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                 426281-10-1
                                --------------
                                (CUSIP Number)

    Michael E. Henry, 663 Highway 60, Monett, Missouri  65708 (417)235-6652
    -----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 9, 2005
           -------------------------------------------------------
           (Date of Event which requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ============================================================================
  CUSIP NO. 426281-10-1

 -----------------------------------  ---------------------------------------
  (1) Names of Reporting Persons       JKHY Partners
  S.S. or I.R.S. Identification Nos.
  of above persons
 -----------------------------------  ---------------------------------------
  (2) Check the appropriate box if     (a)  X
  a member of a group
           (see instructions)
 -----------------------------------  ---------------------------------------
                                       (b)
 -----------------------------------  ---------------------------------------
  (3) SEC use only
 -----------------------------------  ---------------------------------------
  (4) Source of funds (see             N/A
  instructions)
 -----------------------------------  ---------------------------------------
  (5) Check if disclosure of legal
  proceedings is required pursuant
  to Items 2(d) or 2(e).
 -----------------------------------  ---------------------------------------
  (6) Citizenship or place of          Missouri
  organization
 -----------------------------------  ---------------------------------------
  Number of shares beneficially
  owned by such reporting person
  with:
    (7) Sole voting power              3,440,200
                                      ---------------------------------------
    (8) Shared voting power            -0-
                                      ---------------------------------------
    (9) Sole dispositive power         3,440,200
                                      ---------------------------------------
    (10) Shared dispositive power      -0-
 -----------------------------------  ---------------------------------------
  (11) Aggregate amount beneficially   3,440,200
  owned by each reporting person.
 -----------------------------------  ---------------------------------------
  (12) Check if the aggregate
  amount in Row (11) excludes
  certain shares (see instructions).
 -----------------------------------  ---------------------------------------
  (13) Percent of class represented    3.8%
  by amount in Row (11)
 -----------------------------------  ---------------------------------------
  (14) Type of reporting person (see
  Instructions).                       PN
 ============================================================================

 ============================================================================
  CUSIP NO. 426281-10-1

 -----------------------------------  ---------------------------------------
  (1) Names of Reporting Persons       Michael E. Henry
  S.S. or I.R.S. Identification
  Nos. of above persons
 -----------------------------------  ---------------------------------------
  (2) Check the appropriate box if     (a)  X
  a member of a group
           (see instructions)
 -----------------------------------  ---------------------------------------
                                       (b)
 -----------------------------------  ---------------------------------------
  (3) SEC use only
 -----------------------------------  ---------------------------------------
  (4) Source of funds (see             N/A
  instructions)
 -----------------------------------  ---------------------------------------
  (5) Check if disclosure of legal
  proceedings is required pursuant
  to Items 2(d) or 2(e).
 -----------------------------------  ---------------------------------------
  (6) Citizenship or place of          United States
  organization
 -----------------------------------  ---------------------------------------
  Number of shares beneficially        7,910,572, including 148,836 owned
  owned by each reporting person       individually, 3,440,200 held by
  with:                                JKHY Partners, 2,941,600 held in
    (7) Sole voting power              trust by Eddina F. Mackey, 63,517
                                       and 3,919 allocated respectively to
                                       his accounts under the Company's
                                       ESOP and 401(k) Plans, 312,500
                                       shares held by the Henry Family
                                       Limited Partnership, and 1,000,000
                                       acquirable upon exercise of
                                       outstanding stock options
                                      ---------------------------------------
    (8) Shared voting power            -0-
                                      ---------------------------------------
    (9) Sole dispositive power         4,656,472, including 148,836 owned
                                       individually, 3,440,200 held by
                                       JKHY Partners, 63,517 and 3,919
                                       allocated respectively to his
                                       accounts under the Company's ESOP
                                       and 401(k) Plans, and 1,000,000
                                       acquirable upon exercise of
                                       outstanding stock options
                                      ---------------------------------------
   (10) Shared dispositive power       -0-
 -----------------------------------  ---------------------------------------
  (11) Aggregate amount beneficially   7,910,572
  owned by each reporting person.
 -----------------------------------  ---------------------------------------
  (12) Check if the aggregate
  amount in Row (11) excludes
  certain shares (see instructions).
 -----------------------------------  ---------------------------------------
  (13) Percent of class represented    8.7%
  by amount in Row (11)
 -----------------------------------  ---------------------------------------
  (14) Type of reporting person
  (see instructions).                  IN
 ============================================================================

 ============================================================================
  CUSIP NO. 426281-10-1

 -----------------------------------  ---------------------------------------
  (1) Names of Reporting Persons       Vicki Jo Henry
  S.S. or I.R.S. Identification
  Nos. of above persons
 -----------------------------------  ---------------------------------------
  (2) Check the appropriate box if     (a)  X
  a member of a group
           (see instructions)
 -----------------------------------  ---------------------------------------
                                       (b)
 -----------------------------------  ---------------------------------------
  (3) SEC use only
 -----------------------------------  ---------------------------------------
  (4) Source of funds (see             N/A
  instructions)
 -----------------------------------  ---------------------------------------
  (5) Check if disclosure of legal
  proceedings is required pursuant
  to Items 2(d) or 2(e).
 -----------------------------------  ---------------------------------------
  (6) Citizenship or place of          United States
  organization
 -----------------------------------  ---------------------------------------
  Number of shares beneficially
  owned by each reporting person
  with:
    (7) Sole voting power              -0-
                                      ---------------------------------------
    (8) Shared voting power            -0-
                                      ---------------------------------------
    (9) Sole dispositive power         -0-
                                      ---------------------------------------
   (10) Shared dispositive power       -0-
 -----------------------------------  ---------------------------------------
  (11) Aggregate amount beneficially
  owned by each reporting person.      -0-
 -----------------------------------  ---------------------------------------
  (12) Check if the aggregate
  amount in Row (11) excludes
  certain shares (see instructions).
 -----------------------------------  ---------------------------------------
  (13) Percent of class represented
  by amount in Row (11)                0%
 -----------------------------------  ---------------------------------------
  (14) Type of reporting person
  (see instructions).                  IN
 ============================================================================

      This is Amendment No. 2 to the Schedule 13D dated August 31, 2000 for JKHY Partners, Michael E. Henry and Vicki Jo Henry with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708.

      Item 2.  Identity and Background.
      ---------------------------------

      (B)  Michael E. Henry
           ----------------

      Michael E. Henry serves as Chairman of the Board of the Company. His business address is the same as the Company's business address set forth above.

      (C)  Vicki Jo Henry
           --------------

      Vicki Jo Henry is a co-owner of Ripcord, LLC, which is engaged in the advertising and marketing consulting business. The business address of Ms. Henry and of Ripcord, LLC is 475 Lincoln Street - Suite 150, Denver, CO 80203.

      Item 4.  Purpose of Transaction.
      --------------------------------

      Michael E. Henry and JKHY Partners may continue to sell shares of Common Stock from time to time as circumstances dictate to facilitate their investment and/or estate planning activities. In August of 2004, JKHY Partners entered into a Prearranged Trading Plan with a third-party broker to sell up to 1,000,000 shares of Common Stock over a twelve month period. On May 9, 2005, this plan was cancelled by the parties thereto and Michael
 E. Henry entered into a new Rule 10b5-1 Trading Plan with a third party broker to sell up to 600,000 shares of Common Stock upon exercise of stock options by Mr. Henry, which options expire on September 19, 2005. See Item 6 below.

      Michael E. Henry currently serves as an officer and director of the Company and, in such positions has the power to influence the policies of the Company. Michael E. Henry intends to vote his Common Stock, and the shares held by JKHY Partners and other shares over which he has voting power, in favor of the plans, transactions and matters which he supports. In addition, Mr. Henry, through his position and Company stockholdings, may be deemed to exert a controlling influence over the Company. However, other than as described herein, at the present time he has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.
      ----------------------------------------------

      The following market sales of Common Stock were made by JKHY Partners through its Prearranged Trading Plan in the past 60 days:

           Date          No. of Shares       Price Per Share
      --------------     -------------       ---------------
      March 10, 2005        17,700                19.38
      March 11, 2005        40,000                19.41
      March 14, 2005        20,700                19.64


      JKHY Partnership now holds 3,440,200 shares of Common Stock, representing 3.8% of the outstanding Company Common Stock. However, after giving effect to the shares of Common Stock beneficially owned by its partners, the partnership may be deemed to beneficially own a total of 7,910,572 shares, representing 8.7% of the outstanding Company Common Stock.

      Michael E. Henry now beneficially owns a total of 7,910,572 shares of Common Stock, representing 8.7% of the outstanding Common Stock, over which he has sole voting power. Included in this amount are 148,836 shares (less than 1%) owned individually, 63,517 shares and 3,919 shares (together less than 1%) allocated to Michael E. Henry's respective accounts under the Company's ESOP and 401(k) Plan, and 1,000,000 shares (1.1%) acquirable upon the exercise of outstanding stock options. He has the power to direct the manner in which the trustees of the ESOP and 401(k) Plan are to vote such shares of Common Stock and, under certain circumstances, to direct said trustees as to the disposition of such shares of Common Stock. Also included in the amount are 3,440,200 shares (3.8%) held by the Partnership, 2,941,600 shares (3.2%) held in trust by Mr. Henry's mother, Eddina F.Mackey and 312,500 shares (less than 1%) held by the Henry Family Limited Partnership. Under the terms of the Partnership Agreement, Mr. Henry as successor Managing Partner has sole voting and dispositive power over the shares of Company stock held by the Partnership. With respect to the shares held by the Trust, although he has been granted a proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the Trust has retained dispositive power over the shares. With respect to the shares held by the Henry Family Limited Partnership, Michael E. Henry may be deemed to beneficially own such shares because he has been granted a proxy to vote such shares.

      Vicki Jo Henry does not beneficially own any Common Stock in her individual capacity.

      Item 6.  Contracts, Arrangements, Understandings or Relationships With
      ----------------------------------------------------------------------
 Respect to Securities of the Issuer.
 ------------------------------------

      In August of 2004, JKHY Partners entered into a Prearranged Trading Plan pursuant to Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, under which it instructed a third-party broker as its agent to sell up to 1,000,000 shares of Common Stock within the following twelve months. The plan was adopted by JKHY Partners for diversification and liquidity purposes. This Prearranged Trading Plan was cancelled by the parties thereto on May 9, 2005.

      On May 9, 2005, Michael E. Henry individually entered into a Rule 10b5-1 Trading Plan for the disposition of up to 600,000 shares of Common Stock to be received by Mr. Henry upon exercise of 600,000 non-qualified stock options which expire on September 19, 2005. Sales may be made under the plan only upon satisfaction of certain pricing and other conditions. Mr. Henry may cancel this trading plan at any time. The plan was adopted by Mr. Henry for the purpose of generating funds for option exercises and for the orderly disposition of option shares.

                                  Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: May 13, 2005            /s/ Michael E. Henry
                               --------------------
                               Michael E. Henry


 Date: May 13, 2005            /s/ Vicki Jo Henry
                               ------------------
                               Vicki Jo Henry, by Michael E. Henry, attorney-
                               in-fact pursuant  to  Joint  Filing  Agreement
                               dated August 31, 2000


 Date: May 13, 2005            JKHY PARTNERSHIP
                               By:  /s/ Michael E. Henry
                               -------------------------
                               Michael E. Henry, General Partner


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